08026511

SEC [illegible] MISSION
Washington, D.C. 20549

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A3 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auto Club Funds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Auto Club Drive
(No. and Street)

Dearborn (City) MI (State) 48126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret A. Scheske (313) 336-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 28 2008
Washington, DC 102

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

One Kennedy Square, 777 Woodward Ave., Suite 1000, Detroit, MI 48226
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret A. Scheske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auto Club Funds, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAMILLE L REID
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Oct 12, 2012
ACTING IN COUNTY OF Wayne

Margaret A. Scheske
Signature

VP & Chief Accounting Officer
Title

Camille L. Reid 12/31/07
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

Dated--December 31, 2007

Auto Club Funds, Inc.
(Name of Respondent)

1 Auto Club Drive, Dearborn, Michigan 48126
(Address of principal executive office)

Gary S. Dick
Secretary & Treasurer
Auto Club Funds, Inc.
1 Auto Club Drive
Dearborn, Michigan 48126
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Auto Club Funds, Inc.
Financial Statements
Schedules and Supplementary Information

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

Phone: (313) 628-7100

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Auto Club Funds, Inc.

We have audited the accompanying statement of financial condition of Auto Club Funds, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Club Funds, Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2008

Auto Club Funds, Inc.
Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 280,655
Securities owned, at market value	207,858
Accounts receivable	8,354
Accrued investment income	1,037
Total Assets	$ 497,904
Liabilities and Stockholder's Equity	
Liabilities	
Payable to parent and affiliate	$ 90,544
Deferred federal income taxes	24,700
Total Liabilities	115,244
Stockholder's equity	
Common stock, par value $1 per share, 100,000 shares authorized, issued and outstanding	100,000
Additional paid in capital	150,000
Retained earnings	
Restricted--minimum net capital	7,682
Unrestricted	124,978
Total retained earnings	132,660
Total stockholder's equity	382,660
Total Liabilities and Stockholder's Equity	$ 497,904

See accompanying notes.

Auto Club Funds, Inc.
Statement of Income

Year Ended December 31, 2007

Revenues	
Commissions	$ 253,752
Interest, net of investment expenses	12,648
Unrealized gain on security	78,540
FINRA special member income	35,000
	379,940
Expenses	
Management fees	277,826
Income Before Federal Income Taxes	102,114
Deferred federal income taxes	24,700
Net Income	$ 77,414

See accompanying notes.

Auto Club Funds, Inc.
Statement of Cash Flows

Year Ended December 31, 2007

Cash Flows from Operating Activities	
Net income	$ 77,414
Adjustments to reconcile net income to net cash provided by operating activities	
Provision for deferred federal income taxes	24,700
Changes in operating assets and liabilities	
Securities owned, net	(78,540)
Accounts receivable	(6,735)
Accrued investment income	(1,037)
Payable to parent and affiliate	13,930
Net Cash Provided by Operating Activities	29,732
Cash and cash equivalents at January 1, 2007	250,923
Cash and cash equivalents at December 31, 2007	$ 280,655

See accompanying notes.

Auto Club Funds, Inc.
Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2007	$ 100,000	$ 150,000	$ 55,246	$ 305,246
Net income			77,414	77,414
Balance at December 31, 2007	$ 100,000	$ 150,000	$ 132,660	$ 382,660

See accompanying notes.

Note A--Organization

Auto Club Funds, Inc. (Funds) is registered as a broker-dealer under the Securities Exchange Act of 1934. Funds' transactions as a broker-dealer are limited to the sale of redeemable securities of registered investment companies and variable annuity contracts in the State of Michigan. Funds is subject to regulation, examination and supervision by the Financial Industry Regulatory Authority (FINRA).

Funds is a wholly owned subsidiary of Auto Club Insurance Association (the parent company), a reciprocal insurance exchange.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed herein.

Note B--Significant Accounting Policies

Cash Equivalents

Cash equivalents are stated at fair value (approximating cost) and consist primarily of money market funds, which are highly liquid.

Commissions

Commission income is reflected as revenue as the underlying securities transactions occur.

Related Party Transactions

Funds operates under a management services agreement with Auto Club Services, Inc. (ACS), a wholly owned subsidiary of The Auto Club Group (ACG). ACG is affiliated with the parent company. ACS provides management services to Funds, the parent company and other affiliated organizations. ACS receives a management fee equal to the cost of the services it provides.

(Continued)

Auto Club Trust, FSB (Trust), a subsidiary of the parent company, is the investment manager for Funds. Trust manages all assets not designated to an external manager. For the services it provided in the first quarter of 2007, Trust received an investment management fee of 0.06% of the quarter end market value of the portfolio under management and beginning April 1, 2007, 0.05% of the prior month's ending market value of the portfolio under management. Under this arrangement, Funds incurred investment management expenses of $207 in 2007.

Securities Owned

The fair values for securities are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.

Realized capital gains and losses are determined using the specific identification method. Unrealized gains and losses are shown as a separate line item on the Statement of Income.

At December 31, 2007, Funds owns one security, NASDAQ common stock, with a cost of $75,000, unrealized gains of $132,858 and a fair value of $207,858.

Recently Issued Financial Accounting Standards

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 157 defines "fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements." SFAS No. 159 provides entities with the option of recording many financial instruments and certain other items at fair value and further modifies disclosure requirements regarding such fair values. SFAS No. 157 and SFAS No. 159 apply to Funds' financial statements for the year ending December 31, 2008. Funds has determined that there will be no impact on its financial statements from implementing these Statements.

(Continued)

Note C--Federal Income Taxes

Funds is included within the parent company's consolidated federal income tax return along with the following affiliated companies: the parent company, Auto Club Group Insurance Company, MemberSelect Insurance Company, Auto Club Property-Casualty Insurance Company, Auto Club Trust and Auto Club Group Insurance Agency, LLC. Federal income taxes are computed based on Funds' separate taxable income using the parent company's consolidated tax rate. Taxable income differs from book income for items that are treated differently in the tax return and financial statements. Differences relate primarily to the timing of unrealized gains on securities and the use of operating losses. At December 31, 2007, Funds has net operating loss carryforwards of $63,677, which will begin to expire in 2025. In the consolidated return, Funds' net operating loss is used to offset the parent company's taxable income.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Funds' deferred tax asset and liabilities at December 31, 2007 are as follows:

Deferred tax asset	
Net operating loss carryforward	$ 22,287
Deferred tax liabilities	
Unrealized gains on security	(46,500)
Other	(487)
Total deferred tax liabilities	(46,987)
Net deferred tax liability	$ (24,700)

A reconciliation of the federal income tax provision as of December 31, 2007 and the amount computed by applying the statutory federal income tax rate to income before federal income taxes is as follows:

Tax at U.S. statutory rate	$ 35,740
Change in valuation allowance	(11,000)
Other, net	(40)
	$ 24,700

Auto Club Funds, Inc.
Notes to Financial Statements

Note D--Net Capital Requirements

Funds is required to maintain the greater of 6-2/3% of aggregate indebtedness or $5,000 as minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934. The minimum net capital requirement at December 31, 2007 is $7,682.

Auto Club Funds, Inc
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Computation of Net Capital	
Total stockholder's equity (from Statement of Financial Condition)	$ 382,660
Less: haircut deduction	31,179
Net Capital	$ 351,481
Total aggregate indebtedness from Statement of Financial Condition	$ 115,244
Computation of Basic Net Capital Requirements	
Net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 7,682
Excess net capital	$ 343,799
Percent of aggregate indebtedness to net capital	32.8%
Percent of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

Auto Club Funds, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2007

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2007

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Schedule IV – Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2007

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in Funds' corresponding unaudited Form x-17a-5 Part IIA filing as of December 31, 2007.

Ernst & Young
Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529
Phone: (313) 628-7100

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

Board of Directors and Stockholder
Auto Club Funds, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Auto Club Funds, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2008

Ernst & Young LLP

END